UNITED STATES SECURITIES
                           AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                SCHEDULE 14F-1

                            INFORMATION STATEMENT
                        PURSUANT TO SECTION 14F OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                          AND RULE 14F-1 THEREUNDER


                     LEXINGTON BARRON TECHNOLOGIES, INC.
             ------------------------------------------------
                (Name of Small Business Issuer in Its Charter)

                                  333-86244
             -----------------------------------------------
                           (Commission File Number)

                     Lexington Barron Technologies, Inc.
    (Exact Name of Small Business Issuer as Specified in Its Charter)

                                 -------------

              Colorado                          84-1557072
      (State of incorporation) (I.R.S. Employer Identification No.)


                      102 South Tejon Street, Suite 1100
                       Colorado Springs, Colorado 80903
                   (Address of principal executive offices)


                Registrant's telephone number: (719) 351-7910



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                     LEXINGTON BARRON TECHNOLOGIES, INC.

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

LEXINGTON BARRON TECHNOLOGIES, INC. IS NOT SOLICITING PROXIES IN
CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION
STATEMENT, AND NO VOTE OR OTHER ACTION BY LEXINGTON BARRON
TECHNOLOGIES, INC.'S SHAREHOLDERS IS REQUIRED TO BE TAKEN IN
CONNECTION WITH THIS INFORMATION STATEMENT.

	This Information Statement is being furnished to the holders of record on March 17, 2004 of the outstanding shares of common stock, no par value ("Common Stock"), of Lexington Barron Technologies, Inc., a Colorado corporation (the "Company"), in connection with the possible designation by Pyramid Music Corp., a Florida corporation ("Pyramid"), of at least a majority of the members of the board of directors of the Company, pursuant to the terms of a Share Exchange Agreement, dated March 15, 2004 (the "Exchange Agreement"), by and among the Company, Pyramid and the shareholders of Pyramid. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company's shareholders.

	The Exchange Agreement provides that the Company's current directors shall resign effective as of the Closing Date and that Pyramid's shareholders shall designate new directors (the "Pyramid Designees"), such designation to be effective upon the consummation of the Exchange (as defined below). The Company will, to the extent permitted by applicable law, secure the resignation of, or remove, the existing directors so as to enable the Pyramid Designees to be appointed to the Board of Directors in accordance with the Exchange Agreement.

        This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information contained in this Information Statement concerning Pyramid, the Pyramid Designees and the principal shareholders of Pyramid has been furnished to the Company by Pyramid, and the Company assumes no responsibility for the accuracy or completeness of any such information.

Change in Control Transaction
-----------------------------

        On March 15, 2004, the Company entered into the
Exchange Agreement, which provides that, on the Closing Date, the Company will issue 16,922,464 shares of Common Stock to the shareholders of Pyramid (the "Pyramid Shareholders") in consideration for which the Company will receive all of the issued and outstanding shares in Pyramid. Immediately following the consummation of the Exchange, certain of the Company's shareholders will retire 16,922,464 shares of Common Stock. Upon consummation of these transactions, the Pyramid Shareholders shall own, on a fully diluted basis, approximately eighty percent (80%) of the then issued and outstanding shares of Common Stock.


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        The consummation of the Exchange is contingent upon
several factors, including but not limited to (i) the receipt by the parties to the Exchange Agreement of all necessary board and shareholder approvals, as applicable, and third party consents; and (ii) the completion of due diligence investigations by Pyramid and the Company of each other's business, operations, financial condition and prospects to the sole satisfaction of the party conducting the investigation.

Voting Securities
-----------------

        The Company's Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company's shareholders. Each share of Common Stock entitles the holder thereof to one (1) vote. As of March 17, 2004, 21,053,076 shares of the Company's Common Stock were outstanding.

Board of Directors and Executive Officers
-----------------------------------------

        Directors are elected at the annual meeting of shareholders or by unanimous written consent of the shareholders, and each director holds office until his successor is appointed or he resigns, unless sooner removed. During the fiscal year ended December 31, 2003, the Board of Directors held no meetings.

	The Company currently has no standing audit, nominating or compensation committees of the Board of Directors.

        The Company's Board of Directors currently consists of Phillip Kilgore (who is also our Chief Executive Officer and Principal Financial Officer), David Goller (who is also our Executive Vice President) and Jeffrey Neal (who is also our Vice President). The following sets forth certain information concerning our directors' experience and background.

Phillip Kilgore. Mr. Kilgore has served as our Chairman and Chief Executive Officer since inception. From 1993 to 2000, Mr. Kilgore worked with Honeywell Technology Solutions. He held positions with Honeywell as a Quality Manager and System Security Engineer. From 1984 to 1992, Mr. Kilgore was a Criminal Investigator with the US Air Force. Prior to that he was a communications Electronics Officer for the Air Force.

David A. Goller. Mr. Goller has served as the Executive Vice President of the company since inception. Before Lexington Barron Technologies, Mr. Goller worked for Honeywell Technical Solutions (formerly Allied Signal) as the Information Systems Manager. In 1995, Honeywell promoted him to a Senior Executive Manager.

Jeffrey A. Neal.   Mr. Neal has served as the company's Vice-
President since inception. From 1993 to 2000, Mr. Neal worked with Honeywell Technology Solutions. He held positions with Honeywell as a Quality Auditor and ISO 9000 Coordinator.


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Director and Officer Compensation
---------------------------------

Since the Company's formation on August 23, 2000 none of its officers or directors has been paid any compensation, and the Company does not intend to pay its officers or directors any compensation in the immediate future. The determination of whether to pay compensation to the Company's officers and directors is made from time to time by the Company's Board of Directors. The Company's officers and directors are reimbursed for any out-of-pocket expenses incurred on the Company's behalf.


Pyramid Designees
----------------

        The Exchange Agreement provides that, on the Closing Date, the Company shall cause a special meeting of the Board of Directors to be held, at which meeting the size of the Board of Directors shall be set at 5 members, to cause the Pyramid Designees to be appointed or elected to the Company's Board of Directors and to accept the resignation of all current officers and directors of the Company.

        Pyramid has informed the Company that it will select Michael Jay Solomon, Les Garland, Allen Jacobi, David Levy and Gregory R. Catinella as the Pyramid Designees, and that each of them has consented to serve as a director of the Company upon appointment. Pyramid has advised the Company that, to its knowledge, none of the Pyramid Designees nor any of their affiliates currently beneficially owns any equity securities or rights to acquire any securities of the Company, and no such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission other than with respect to the transactions between Pyramid and the Company that have been described herein. In addition, Pyramid has advised the Company that, to its knowledge, none of the Pyramid Designees are currently a director of, nor do any of them hold any position with, the Company, nor do any of them have a familial relationship with any director or executive officer of the Company. Biographical information for the Pyramid Designees is set forth below.

Michael Jay Solomon

	He began his career in distribution by loading films onto trucks for United Artists at the age of 18 in 1956. He joined United Artists' International Division in 1959 and by 1960 was selling theatrical films from Panama to Central America and later Bogota, Colombia. At age 24, he became the youngest field manager in the history of the motion picture industry when he headed up United Artists' office in Lima, Peru. In 1964, he started up MCA's Latin American Television Division while based in Mexico and later Brazil. By age 30, Mr. Solomon became MCA's youngest vice president, and eventually had international responsibilities.

	In 1978, he co-founded Telepictures Corporation, which went on to become the largest U.S. television syndication company and one of the largest international television distribution companies, as well as the owner and operator of six television stations in the U.S. Telepictures became a public company after only 14 months under the leadership of Mr. Solomon as Chairman and CEO.

	In 1985, when Telepictures merged with Lorimar to form Lorimar Telepictures Corp., Mr. Solomon became the new company's President and served on its Board of Directors. Mr. Solomon, with his partners, led Lorimar Telepictures to become the largest television production and distribution company in the world, producing series such as Dallas, Falcon Crest, Knot's Landing and many more.

	In 1989, when Lorimar Telepictures was acquired by Warner Bros., Mr. Solomon became President of Warner Bros. International Television, heading up the company's sales and marketing to television, cable and satellite companies outside of the U.S. He was also responsible for investments in the telecommunications area internationally. He is a co-founder of HBO OLE, the leading pay-TV service in Latin America, and opened the door to China, Russia, India and many more third-world countries. Under his leadership, Warner Bros. became the largest (by 2.5 times) distribution company in the world.

	Following a five-year tenure at Warner Bros. in which he increased international television revenues more than 400 percent and built a lasting international structure, Mr. Solomon left in April 1994 to launch his own television communications companies, Solomon International Enterprises and Solomon Broadcasting International. He also is a co-founder and co-owner of one of the most important production companies in the European market, Prime Time Communications, with offices in Spain and Rumania. He also is a major shareholder of Canal A, Channel 11 in Peru. In addition, he is the co-owner of the largest independent television production company in Latin America, Iguana Productions. Iguana currently produces 240 hours of telenovelas (soaps) per year.

	One of Mr. Solomon's main focus today is as founding Chairman and CEO of El Camino Entertainment Group, Inc., which is dedicated to building a live family entertainment company on a national basis. This will begin with the consolidation of family-run companies that operate rides, games and food at State and County fairs and carnivals throughout North America.

	He serves on the Boards of Directors of New York University's Stern School of Business, and at UCLA he is a member of the Entertainment Business & Management Advisory Board. Mr. Solomon is a Founder of The Jerusalem Film & Television School, and he has recently been named to the U.S.C. Annenberg School of Communication's Global Board, to develop a Communication Degree Program with the London School of Economics.

	Mr. Solomon was educated at Boston's Emerson College and
New York University's Evening School of Commerce (Stern School of
Business). He holds an honorary Doctor of Law degree from Emerson College.

        A native New Yorker, Mr. Solomon lives in Beverly Hills with his wife, Italian-born actress Luciana Paluzzi. They have two sons, Lee and Christian, who together run a European film production and distribution company.

Les Garland

	Les Garland's success as a business executive has long been fueled by his love for music. Beginning his career as a radio and television personality, he went on to become one of the most influential radio programmers of the 70's, exerting even more influence on the 80's as co-founder/originator of both MTV: Music Television and VH-1. As MTV Network's senior executive vice president, Mr. Garland served as executive producer of the first six "MTV Video Music Award Shows" and the historic Live Aid


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Concert in 1985. Instrumental in the development of the famed "I
Want My MTV" campaign, Garland also developed the weekly, "Basement Tapes" show featuring unsigned artists competing for a major recording contract. He launched "MTV Spring Break, which remains a staple of the channel today and created the first "Making Of" and "MTV World Premiere" music videos. Mr. Garland accepted multiple achievement awards during the MTV years, including Cable Ace Awards and Billboard Magazine's Innovator of the Year. In 1987 MTV Networks was sold to Viacom for over $1 Billion. In the 90's Mr. Garland played an essential role in the domestic and international launch of the interactive music channel, The Box, acting as senior executive vice president. Responsible for entertainment programming, promotion, ad sales and marketing, Mr. Garland oversaw the rollout of the channel from a base of 200,000 homes at its inception to more than 30 million U.S. households and 25 million households internationally. In 1998 The Box was sold to Viacom. Garland's next venture was College Television Network. He was involved in the rollout, which put the network on college campuses across the country. In 2000 the company was sold to Viacom. Les has the leadership qualities to successfully operate all aspects of the company, lending proven business success as well as contacts with key entertainment industry executives, advertising agencies and internationally recognized Recording Artists that will provide The Tube with sponsorship opportunities and a variety of strategic alliances.

Allen Jacobi

	Allen Jacobi established his career in the entertainment industry in 1978 as a practicing entertainment attorney whose roster of clients included many music and film industry luminaries. On behalf of his music clients, Jacobi has been awarded over 40 gold and platinum records from such internationally acclaimed artists as The Eric Clapton Band, Inner Circle, Gloria
Estefan, The Miami Sound Machine, Marilyn Manson, Two Live
Crew, and The soundtrack album to the motion picture
"Ruthless People," to name a few.  Early in his career, Mr.
Jacobi represented most of the exponents, of what was then known as, the Miami Sound, made famous by such artists (and
Jacobi clients) as Betty Wright, Timmy Thomas, Peter Brown,
KC & the Sunshine Band, etc.  He represented TransAmerica
Productions, Inc., the production company that had consistent number one hits with Foxy, Peter Brown and other
Miami dance acts of the late 70's. Miami's proximity to the Carribean gave Mr. Jacobi the opportunity to work with many
Jamaican legends, among them Jimmy Cliff, Third World,
Inner Circle, Patra, Yellowman and the Bob Marley Movement, etc. His interest in the music business was so keen that he became involved in the other aspects of the record business, such as marketing, promotion, A&R and sales.

        In 1990 Mr. Jacobi was approached by Tony Martel, the Vice President of CBS Associated labels as he recognized Jacobi's acumen in the music industry, beyond that of an attorney, and he offered him his own label at CBS. Jacobi, seizing upon this opportunity accepted the offer and by 1990 Pyramid Records was a reality. The first signing by Jacobi was Eagles guitarist and vocalist Joe Walsh. Mr. Walsh had not made an album in 6 years and had left the Eagles 10 years before. The first album released on Pyramid in 1991 was called Ordinary Average Guy. The single, also entitled "Ordinary Average Guy", skyrocketed to the #1 position on the rock chart and the album sold well over 350,000 copies. In 1992, Pyramid moved to Warner Distribution and in 2001 moved to EMI Distribution. Also released on the label are international superstars, Asia, Earth Wind & Fire, Robert Palmer, Stray Cats and The Doobie Brothers.

 	Mr. Jacobi has spoken as an expert in the entertainment industry at The Washington DC Music Forum, The Winter Music Conference, ASCAP Seminars, East Coast Music Forum and other music conferences and symposiums. He has appeared on national television on The Phil Donahue Show, The Geraldo Rivera Show, CNN, MTV, VH-1 Good Morning America and numerous news items on national media throughout the years. Mr. Jacobi has been quoted in such publications as Rolling Stone Magazine, Billboard Magazine, The New York Times, The Los Angeles Times, The Miami Herald, The London Times, etc. Mr. Jacobi's expertise in the adult music sector and awareness of the rapidly changing marketplace where adults have become the dominant music buying force, led him to the development of the concept of The Tube Music Network.

David Levy

	Always a lover of American music, Mr. Levy began his music business career as a manager of recording artists. In the late 70's he managed hit dance music group "Foxy", who had a #1 record "Get Off" and a Gold album. This success led him to open a club in Manhattan and Rehobeth Beach, DE. Mr. Levy then began buying and selling businesses, gradually taking him out of the music business. In 1995 David became a principal and Vice President of Business Development of Northwestern Bell Phones, a manufacturing and marketing company of consumer electronics. Mr. Levy participated in the development of this company's products in China. Its production facilities in China and beyond are first-rate, well equipped and have gained various international accreditations for quality and dependability. Northwestern Bell Phones currently employs over 3,000 people in production facilities in Shanghai, Xiamen and Shenzhen, equipped with the newest manufacturing equipment. In all of its plants, ICT Testing (In-circuit testing), SMT (Surface Mount Technology), AI (Auto Insertion) and Automatic soldering machines have been installed as a requirement for Northwestern Bell Phones brand eligibility. Northwestern Bell Phones' facility in Xiamen, China boasts 24 production lines with a daily production capacity of 50,000 telephones. It produces corded and cordless telephones for Northwestern Bell Phones' customers in 40 countries. During his years away from the music business, Mr. Levy continued his avid interest in music and the various trends that affected it. Although having been approached to be involved in various music ventures, Mr. Levy felt it would take something extraordinary to coax him back to the entertainment industry. In April of 2003, through a mutual friend, Mr. Levy met Allen Jacobi, and after discussing the various concepts and principals they shared, Mr. Levy felt that Pyramid Music / The Tube Music Network was the right music industry venture to bring him back to an arena he has had a great passion for over the years.

Gregory R. Catinella

        For the past 25 years, Mr. Catinella has been a marketing and sales consultant to many start up and emerging companies where he was instrumental in developing business strategies and marketing alliances that have leveraged and maximized the internal potential of the company to a point where they could become a viable public entity. Mr. Catinella's client list is extensive and industry sectors varied. Some of the most notable companies are: Technical Chemical and Products, a company who had a new patented technology for non-invasive diabetic monitoring; Visual Data Corporation, a company who developed video library content; ZebraMart, an e-commerce high end retail concept; PetMed Express, the largest pet pharmacy in the United States (1-800-Pet
Meds); Summus Corporation, a developer of high compression technology for the internet and wireless industry; Vision 21, a telecommunications long distance reseller and International Cosmetics Marketing, a company whose founder is Beverly Sassoon, former wife of Vidal Sassoon.

        Currently, Mr. Catinella is concentrating on his real estate business, and is the owner of Catinella Realty, a small boutique real estate company, located in Delray Beach, Florida. He also has a consulting agreement with Smart Video, a video conferencing company and Sky Card Services, a debit card marketing company focusing on the "unbankable" population.

        Mr. Catinella received his BS degree from Fairleigh
Dickinson University and did his Masters studies at Nova
University.

Beneficial Ownership of the Company's Common Stock


The following table sets forth information regarding beneficial ownership of our common stock as of March 17, 2004, by
(i) those shareholders known to be the beneficial owners of more than five percent of the voting power of our outstanding capital stock, (ii) each director, and (iii) all executive officers and directors as a group:


					Number of
Name and Address of			Shares		Percent
Beneficial Owner(1)			Owned		Owned
-------------------                     -------------   -----------
Phillip Kilgore                         4,831,425       22.84%
18135 Fur Ranch Road
Peyton, CO  80831

Jeffrey Neale                           2,546,865       12.04%
3110 Navigation Dr.
Colorado Springs, CO  80920

David Goller                            2,524,785       11.94%
3115 Birnamwood Dr.
Colorado Springs, CO  80920

Graciela Ballesteros De Colomer         3,750,000       17.73%
Managua 907, Linda Vista
Gustavo A. Madero D.F., Mexico

Jaime Luis Perez Marquez                2,250,000    10.64%
Universo 800, Col. Jarndines Del Bosque
Guadalajara, Jal.  44520, Mexico

Ruben Garduno                           1,912,500    8.86%
PO Box 622
Cascade, CO  80809

All Directors and Officers as
A Group (3 persons)                     9,903,075       46.82



(1) The securities "beneficially owned" by an individual are determined in accordance with the definition of "beneficial ownership" set forth in the regulations promulgated under the Exchange Act and, accordingly, may include securities owned by or for, among others, the spouse and/or minor children of an individual and any other relative who resides in the same home as such individual, as well as other securities as to which the individual has or shares voting or investment power or which each person has the right to acquire within sixty (60) days through the exercise of options or otherwise. Beneficial ownership may be disclaimed as to certain of the securities..

Section 16(a) Beneficial Ownership Reporting Compliance
-------------------------------------------------------

         Section 16(a) of the Exchange Act requires that the Company's officers, directors and persons owning greater than ten percent (10%) of the Common Stock (collectively, "Reporting Persons") to file with the SEC initial reports of ownership and reports of changes in beneficial ownership of Common Stock. Such Reporting Persons are also required by applicable SEC rules to furnish to the Company copies of all forms filed with the SEC pursuant to Section 16(a) of the Exchange Act. Based solely on its review of the representations from such persons that no reports were required for such persons, the Company believes that during the fiscal year ended December 31, 2003, all Section 16(a) filing requirements applicable to the Reporting Persons were satisfied.

Signatures
---------------

         Pursuant to the requirements of the Exchange Act, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

        LEXINGTON BARRON TECHNOLOGIES, INC.

        By:     /s/ Phillip Kilgore
           ---------------------------------
		Phillip Kilgore
		Principal Executive Officer,
                President, Principal
                Financial Officer and
                Chairman of the Board of Directors


        Dated: March 17, 2004

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